Ross M. Leff To Call Writer Directly: (212) 446-4947 ross.leff@kirkland.com	601 Lexington Avenue New York, NY 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

Via EDGAR and Federal Express

December 5, 2017

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Cyren Ltd.
Schedule TO-T filed November 20, 2017
Filed by Warburg Pincus XII Partners (Cayman), L.P. et al.
File No. 5-57507

I am writing on behalf of WP XII Investments B.V. (“WP XII BV”), which is wholly owned by WP XII Investments Coöperatief U.A. (“WP XII Investments Coöperatief”), which is jointly owned by (i) Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P. (“WP XII Callisto”), (ii) Warburg Pincus (Europa) Private Equity XII (Cayman), L.P. (“WP XII Europa”), (iii) Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P. (“WP XII Ganymede”), (iv) Warburg Pincus Private Equity XII-B (Cayman), L.P. (“WP XII-B”), (v) Warburg Pincus Private Equity XII-D (Cayman), L.P. (“WP XII-D”), (vi) Warburg Pincus Private Equity XII-E (Cayman), L.P. (“WP XII-E”), (vii) Warburg Pincus XII Partners (Cayman), L.P. (“Warburg Pincus XII Partners”) and (viii) WP XII Partners (Cayman), L.P. (“WP XII Partners” and, collectively with WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E and Warburg Pincus XII Partners, the “WP XII Funds” and, collectively with WP XII BV and WP XII Investments Coöperatief, the “Bidder”) in response to the comments of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated November 28, 2017 (the “Comment Letter”) with respect to the above-referenced Tender Offer Statement on Schedule TO, as filed with the Commission on November 20, 2017 (the “Schedule TO”).

This letter and the Bidder’s Amendment No. 2 to the Schedule TO (the “Schedule TO Amendment”) are being filed with the Commission electronically via the EDGAR system today.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions correspond to the Schedule TO Amendment unless otherwise specified. All capitalized terms used but not defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

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December 5, 2017

General

1.	In your response letter, with a view to possible further amended disclosure, provide your analysis as to why you have not included Warburg Pincus LLC and Warburg Pincus (Bermuda) Private Equity GP Ltd. as bidders in this tender offer. Alternatively, revise to include these entities as filers on the Schedule TO and revise the Offer to Purchase to include all required disclosure as to them individually (to the extent not already provided). See “Identifying the Bidder in a Tender Offer,” Section II.D.2 Mergers and Acquisitions – Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) (available on our web site at www.sec.gov) for guidance.

RESPONSE:

We respectfully advise the Staff that the Bidder does not believe that Warburg Pincus LLC and Warburg Pincus (Bermuda) Private Equity GP Ltd. (collectively, the “Additional Entities”) should be considered bidders for purposes of the Schedule TO.

General Instruction K(1) of Schedule TO defines “offeror” as “any person who makes a tender offer or on whose behalf a tender offer is made.” Rule 14d-1(g)(2) defines “bidder,” in relevant part, the same way. The Division of Corporation Finance’s “Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) – Section II.D.2. Mergers & Acquisitions – Current Issues – Identifying the Bidder in a Tender Offer” (the “Excerpt”) provides that the following relevant factors should be considered in determining the bidder: Did the person play a significant role in initiating, structuring, and negotiating the tender offer? Is the person acting together with the named bidder? To what extent did or does the person control the terms of the offer? Is the person providing financing for the tender offer, or playing a primary role in obtaining financing? Does the person control the named bidder, directly or indirectly? Did the person form the nominal bidder, or cause it to be formed? and Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company? The Excerpt, however, notes that such factors are not exclusive and that the bidder status should be determined by the particular facts and circumstances of each transaction. Pursuant to the Schedule TO and the Offer to Purchase, the offer to purchase ordinary shares of Cyren Ltd. (“Cyren”) is being made by WP XII BV, which is wholly owned by WP XII Investments Coöperatief, which is jointly owned by the WP XII Funds. Warburg Pincus (Bermuda) Private Equity GP Ltd. is the ultimate general partner of certain limited partnership funds as described in the Schedule TO and Warburg Pincus LLC is the manager of each of the WP XII Funds. The Excerpt provides that the fact that the parent company or other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as a bidder. The Excerpt further provides that “if a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the Staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” We respectfully advise the Staff that the WP XII Funds have substantive operations and assets apart from those related to the offer. As of September 30, 2017, the WP XII Funds had

December 5, 2017

investments in 12 portfolio companies and a net asset value in excess of $1.0 billion. We further respectfully advise the Staff that neither of the Additional Entities is making the offer and that the offer is not being made on behalf of either of the Additional Entities. Neither of the Additional Entities signed the Purchase Agreement. Neither of the Additional Entities is acting together with the Bidder to make the offer. The consummation of the offer will be funded through capital committed to the WP XII Funds, which has been deposited into an escrow account, and neither of the Additional Entities is financing the offer. Each of the Additional Entities disclaims beneficial ownership of the Cyren shares purchased in the offer except to the extent of its pecuniary interest therein.

For the foregoing reasons, the Bidder respectfully submits that the Additional Entities are not bidders for purposes of the offer.

2.	Explain in the Offer to Purchase why you are not making an offer for all of the outstanding ordinary shares of Cyren at this time, even though, as a result of this offer and together with your existing stake in the Company, you may own 79% of Cyren if the offer is fully subscribed.

RESPONSE:

Warburg Pincus regularly considers a range of investments and transactions. As disclosed in the Offer to Purchase, the purpose of the offer is for WP XII BV to increase its ownership of the issued and outstanding Cyren shares and to acquire or influence control of the business of Cyren. As described in the Offer to Purchase, Warburg Pincus and Cyren engaged in negotiations regarding a potential investment by Warburg Pincus in Cyren. As disclosed in the Offer to Purchase, Cyren notified Warburg Pincus that it was not pursuing a broad-based process, but would be interested in Warburg Pincus making a direct investment in Cyren. Ultimately, the parties negotiated and entered into the Purchase Agreement, providing, among other things, that WP XII BV would purchase 10,595,521 newly-issued Cyren shares in a primary issuance to provide capital to Cyren, and that Cyren’s board of directors would resolve to recommend to Cyren’s shareholders tendering their shares to WP XII BV in a special tender offer at a price of $2.50 per share. As a result of such negotiations and Warburg Pincus’ consideration of a wide range of investments and transactions, WP XII BV is not making an offer for all of the outstanding ordinary shares of Cyren at this time. The Bidder respectfully informs the Staff that such information concerning the negotiation with Cyren and the reasons for the offer are disclosed in the Offer to Purchase and it does not believe that additional disclosure is required.

Background to the Offer - Background, page 5

3.	We note the disclosure in the third paragraph here that Cyren furnished to Warburg Pincus non-public information which may have included projections for the Company in the course of the negotiations leading up to this transaction. If so, please disclose or provide an analysis in your response letter as to why such material, non-public information is not required disclosure in the context of this offer.

December 5, 2017

RESPONSE:

The Bidder respectfully informs the Staff that although Warburg Pincus received certain financial information from Cyren as part of the due diligence process pursuant to a confidentiality agreement, the Bidder was not in possession of material non-public information at the time of the commencement of the offer.

Prior to the commencement of the offer, Cyren released its third quarter 2017 financial results for the period ending September 30, 2017 in a press release, which it also filed with the Commission as an exhibit to its report on Form 6-K on November 13, 2017. Warburg Pincus believes that it was no longer in possession of material non-public information required to be disclosed pursuant to Exchange Act Rule 10b-5 or any other applicable provision of the federal securities laws following such release of Cyren’s third quarter 2017 financial results. The offer was commenced on November 20, 2017.

As part of the diligence process, Warburg Pincus received financial projections for Cyren that have not been included in the Schedule TO. The Bidder respectfully submits that the projections are not required to be publicly disclosed for the following reasons. Cyren is a micro-cap company in the high-growth, but rapidly evolving, cloud-based Internet security market. As a result, the future revenue, profits and cash flow of Cyren are subject to a high degree of variability that reduces the reliability of forecasts. Both the risks to Cyren, and the growth potential for Cyren, are great, which makes it a challenge for management to accurately predict Cyren’s financial results. Due to the unreliability of Cyren’s forecasts, such forecasts are less meaningful than forecasts provided by a more mature company, or a company in a more mature industry, and due to such unreliability such forecasts are not material to investors. Furthermore, the Bidder believes that the inclusion of the projections could be misleading to shareholders without providing any meaningful benefit for the following additional reasons:

•	Disclosing the projections could be misleading to investors to the extent that shareholders might conclude that the projections are intended to represent actual future results, even if they are accompanied by cautionary language. Projections are inherently unreliable due to the nature of projections, the intended use of projections, the uncertainties that could affect them and potential changes in the business environment in which the company operates. In addition, historically Cyren has not released projections so disclosure could be misleading because investors would have no reference point with respect to Cyren’s ability to accurately forecast its financial results.

•	Shareholders may place undue significance on the projections simply because they are management projections, even if they are accompanied by cautionary language.

•	The projections were not prepared in accordance with Commission rules or generally accepted accounting principles in the Unites States for purposes of public disclosure.

December 5, 2017

Purpose of the Offer; Reasons for the Offer, page 6

Plans for Cyren After the Offer; Certain Effects of the Offer, page 6

4.	See our last comment above. Revise to state with greater specificity why the Offeror Group is seeking to increase their equity stake in Cyren to a majority and what specific plans are contemplated at this time for the Company and its business going forward. See Item 1006 of Regulation M-A.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in the Schedule TO Amendment under “Purpose of the Transaction and Plans or Proposals” to state in greater specificity why the Offeror Group seeks to increase their equity stake in Cyren to a majority.

December 5, 2017

Except as disclosed in the Offer to Purchase, the Bidder respectfully informs the Staff that it currently has no specific plans for Cyren and its business going forward and according to Israeli law it is prohibited from conducting an additional tender offer for Cyren shares and from merging with Cyren within 12 months from the date of the Offer to Purchase.

Sources and Amount of Funds, page 35

5.	You assert that bidder financial statements are not material here; however, this is a partial offer for Cyren Ltd. and the filing persons/bidders are not U.S. reporting companies, so the safe harbor in Instruction 2 to Item 10 of Schedule TO does not appear to be applicable. While the aggregate purchase price to pay for tendered securities is guaranteed by the Israeli Depositary, it is unclear to us whether the guaranty extends to shares being tendered by U.S. holders of Cyren. In addition, bidder financial statements may be relevant to the financial health of bidders themselves and by extension, to Cyren by virtue of their future control over it if this offer is fully subscribed. Therefore, financial statements are not merely relevant to bidders’ ability to pay for tendered shares. Please analyze in your response letter why bidder financial statements are not material here pursuant to Item 10 of Schedule TO.

RESPONSE:

As the Bidder indicated in the Offer to Purchase, the Bidder believes that financial statements of the Bidder are not material to the decision of holders of Cyren shares whether to tender or hold such shares in the Offer. We acknowledge that Instruction 2 to Item 10 of Schedule TO states that financial statements are not considered material, when among other things, the offer is for all outstanding securities. We note, however, that Final Rule: Regulation of Takeovers and Security Holders Communications Release No. 33-7760 (October 26, 1999) (“Release No. 33-7760”) states that Instruction 2 is merely a safe harbor and is therefore not the exclusive means for determining whether financial statements should be deemed material. Indeed, Instruction 1 to Item 10 indicates that the facts and circumstances of the tender offer should be taken into account in determining whether the financial statements of the Bidder are material. In furtherance thereof, the Bidder notes that (i) the consideration offered in the offer consists solely of cash, (ii) the offer is not subject to any financing condition and (iii) the Bidder has sufficient sources to purchase the shares sought in the offer for cash. While the Bidder does not squarely fit within the non-exclusive safe harbor set forth in Instruction 2 to Item 10 of Schedule TO in light of its inability to satisfy the requirement of either clauses (c) or (d) thereof, the Bidder notes that it does satisfy the requirements of clauses (a) and (b) thereof.

Further, as described in the Offer to Purchase, (i) the Israeli Depositary undertook to guarantee WP XII BV’s obligation to pay for all the shares tendered in the Offer, including shares tendered by the U.S. Holders as required by the Israeli Tender Offer Rules and (ii) to secure this guarantee, the Bidder has engaged the Israeli Depositary to act as an escrow agent and has deposited cash into an escrow account in an amount sufficient to pay for the maximum number of shares that the Bidder is offering to purchase in the offer.

December 5, 2017

We note that Israel Brokerage & Investments I.B.I. Ltd., the Israeli Depositary, is a member of the Tel Aviv Stock Exchange Ltd. and as such has to meet and maintain stringent financial criteria in order to maintain its status as a member of the exchange. The Israeli Depositary is also a part of the IDB Group, one of the prominent business groups in Israel with significant operations in Israel. As such, and in light of the guarantee afforded by the Israeli Depositary, a role mandated and regulated pursuant to the Israeli Tender Offer Rules only in the event the subject company is listed on Tel Aviv Stock Exchange Ltd. (such as Cyren) and the deposit of cash into an escrow account as described herein, we respectfully submit that there is no reason for concern on the part of the tendering holder as to the Bidder’s ability to pay for all tendered shares and accordingly, the financial condition of the Bidder is not material to a shareholder’s decision to participate in the offer.

In addition, we have been informed by Israeli counsel to the Bidder that the financial information referenced in Item 1010(a) and (b) of Regulation M-A is not required under Israeli law in connection with a tender offer in Israel. The reason that this tender offer is being conducted in the first place is because, according to Israeli law, the Bidder is not permitted to acquire additional Cyren shares exceeding 25% or 45%, as applicable, without conducting a tender offer. The tender offer is being conducted concurrently in both Israel and the United States. If Cyren were a domestic reporting company, the Bidder would have been able to purchase Cyren shares in a private transaction, including on the secondary market, without conducting a tender offer. In that case, an amendment to the Bidder’s Schedule 13D disclosing the increase in beneficial ownership would not have required disclosure of the Bidder’s financial statements. It would be unduly onerous for the Staff to impose a more burdensome disclosure standard than is required under Israeli law when the tender offer is being conducted solely to satisfy Israeli law in the first place, and would not otherwise be required by U.S. securities laws.

As noted in the Offer to Purchase, WP XII BV was incorporated on March 11, 2016, so it has no significant period of operations to report. Its sole business activity is to hold investments and WP XII BV does not conduct any business operations that would make income or other operating financial statements relevant.

Consistent with industry practices, investments held by Warburg Pincus are maintained on an investment-by-investment basis. In other words, proceeds from one investment are not expected to be applied to, or used to satisfy, the liabilities of a separate, standalone investment held by the same investment fund or any related investment fund.

Please direct any questions that you may have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ross M. Leff of Kirkland & Ellis LLP at (212) 446-4947 or Dvir Oren of Kirkland & Ellis LLP at (212) 446-6409.

December 5, 2017

Very truly yours,

By:	/s/ Ross M. Leff
Ross M. Leff

Enclosures

cc:	Dvir Oren (Kirkland & Ellis LLP)
Brett Shawn (Warburg Pincus)